30 March 2004

Issued on behalf of Reed Elsevier PLC

Director's Interests

Reed Elsevier received yesterday notifications of the following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV on 26 March 2004 involving the directors noted below, under the Reed Elsevier Group plc Bonus Investment Plan approved by shareholders in 2003 (the "Plan").  The Plan permits directors and other senior executives to invest up to one half of their annual bonus in shares in the company, and receive an equivalent award of nil cost restricted shares from Reed Elsevier Group plc.

(a)

Mr C H L Davis purchased 23,174 Reed Elsevier PLC ordinary shares and 15,557 Reed Elsevier NV ordinary shares.  As a result of these purchases, Mr Davis now holds an interest in 473,467 Reed Elsevier PLC and 298,261 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Davis was granted a matching award of nil cost restricted shares under the terms of the Plan over 39,554 Reed Elsevier PLC and 26,421 Reed Elsevier NV ordinary shares.

(b)

Mr M H Armour purchased 11,264 Reed Elsevier PLC ordinary shares and 7,562 Reed Elsevier NV ordinary shares.  As a result of these purchases, Mr Armour now holds an interest in 43,002 Reed Elsevier PLC and 29,846 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Armour was granted a matching award of nil cost restricted shares under the terms of the Plan over 19,225 Reed Elsevier PLC and 12,842 Reed Elsevier NV ordinary shares.

(c)

Mr G J A van de Aast purchased 18,600 Reed Elsevier PLC ordinary shares.  As a result of this purchase, Mr van de Aast now holds an interest in 18,600 Reed Elsevier PLC and 19,684 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr van de Aast was granted a matching award of nil cost restricted shares under the terms of the Plan over 31,217 Reed Elsevier PLC ordinary shares.

(d)

Mr A Prozes purchased 3,588 Reed Elsevier PLC American Depositary Shares ("ADSs") (representing 14,352 Reed Elsevier PLC ordinary shares) and 4,860 Reed Elsevier NV ADSs (representing 9,720 Reed Elsevier NV ordinary shares).  As a result of these purchases, Mr Prozes now holds an interest in 110,877 Reed Elsevier PLC and 77,494 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Prozes was granted a matching award of nil cost restricted shares under the terms of the Plan over 5,026 Reed Elsevier PLC ADSs (representing 20,104 Reed Elsevier PLC ordinary shares) and 6,806 Reed Elsevier NV ADSs (representing 13,612 Reed Elsevier NV ordinary shares).

(e)

Mr P Tierney purchased 3,673 Reed Elsevier PLC American Depositary Shares ("ADSs") (representing 14,692 Reed Elsevier PLC ordinary shares) and 4,976 Reed Elsevier NV ADSs (representing 9,952 Reed Elsevier NV ordinary shares).  As a result of these purchases, Mr Tierney now holds an interest in 26,692 Reed Elsevier PLC and 17,952 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Tierney was granted a matching award of nil cost restricted shares under the terms of the Plan over 4,893 Reed Elsevier PLC ADSs (representing 19,572 Reed Elsevier PLC ordinary shares) and 6,626 Reed Elsevier NV ADSs (representing 13,252 Reed Elsevier NV ordinary shares).

The ordinary shares and ADSs purchased by the directors were at the following prices:

Reed Elsevier PLC ordinary shares

471.7237p per share

Reed Elsevier NV ordinary shares

€10.52 per share

Reed Elsevier PLC ADSs

$34.9483 per ADS

Reed Elsevier NV ADSs

$25.8071 per ADS

The matching awards under the Plan vest after three years, subject to the participant retaining the shares which they have purchased under the Plan for a period of three years, and also subject to remaining in Reed Elsevier's employment during this period.  In addition, in order for the matching award to vest, growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS must exceed 6% per annum compound during the three years 2004-2006.